AGENUS INC.

3 Forbes Road

Lexington, MA 02421

June 17, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Agenus Inc.

S-3 Registration Statement, File No. 333-195852

Ladies and Gentlemen:

The undersigned registrant hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective as of 4:00 p.m., Eastern Time, on Wednesday, June 18, 2014 or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, AGENUS INC.

By:	/s/ Christine M. Klaskin
Christine M. Klaskin Vice President, Finance (Principal Financial and Principal Accounting Officer)

Cc:	Gerald E. Quirk (Choate, Hall & Stewart LLP)